Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: Toreador Resources Corporation

Subject Company: Toreador Resources Corporation.

Commission File No. of Toreador Resources Corporation: 001-34216

FINAL TRANSCRIPT

Conference Call Transcript

TRGL - Toreador ZaZa Merger Announcement

Event Date/Time: Aug 10, 2011 / 04:00PM  GMT

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CORPORATE PARTICIPANTS

Craig McKenzie

Toreador Resources Corporation - President and CEO

John Hearn

ZaZa Energy - Co-Founder and Managing Partner, Geosciences

CONFERENCE CALL PARTICIPANTS

Scott Hanold

RBC Capital Markets - Analyst

Michael Bodino

Global Hunter Securities, LLC - Analyst

Robert Kecseg

Las Colinas Capital Management - Analyst

Errol Bole

Cole Capital Management - Analyst

Joel Musante

C.K. Cooper & Co. - Analyst

Marc McCarthy

Wexford Capital - Analyst

Dan Herbert

Delta Partners - Analyst

James Olsten

Bedelia Energy - Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the Toreador ZaZa merger announcement. My name is Crystal and I’ll be your operator for today.

At this time all participants are in listen-only mode. Later we will conduct a question-and-answer session. (Operator Instructions)

I would now like to turn the conference over to your host for today Mr. Craig McKenzie, President and CEO of Toreador. Please proceed sir.

Craig McKenzie - Toreador Resources Corporation - President and CEO

Thank you, Crystal. Welcome, everyone. I am very pleased to have the opportunity to talk to you again so soon.

In my webcast just held yesterday, it was all about Toreador and our quarterly results. Today is is about our announced combination with ZaZa Energy, a private partnership.

Before we begin, I would just like to say that while I will be doing the talking, joining me here today in New York are ZaZa Energy’s co-founders; Todd Brooks, John Hearn and Gaston Kearby as well as my chairman Adam Kroloff.

This merger is a terrific opportunity for our stockholders. But before I go into any detail, I would like to provide caution about the forward-looking statements.

Some of the discussion today will involve forward-looking statements that while provided in good faith may involve uncertainties or risks that could cause actual results to differ materially from projected results. It is important that investors not rely solely on such statements in their investment decisions.

Many of these risks are discussed in more detail in our filings with the SEC including the risk factors presented in our 2010 Annual Report on Form 10-K and in subsequent quarterly filings. The transactions we will discuss today was not contemplated in these filings and because it involves properties in various stages of exploration and development, it will generally involve a higher level of uncertainty than is associated with the Company’s operating properties. As we move towards closing, we will file a proxy statement with the SEC giving all the details of the transaction. We urge you to read that material when it becomes available.

So now to the deal, the combination with ZaZa Energy. I will go through the strategic and financial rationale of the combined company. In short, we have accelerated optionality in our French business for access to immediate and near-term value growth.

Let’s first look at each of the assets shown on this slide which illustrates our growth in net acreage holdings. Together, we hold over 420,000 net acres in two world-class resource basins.

Before discussing our strategy going forward, let me give you a brief overview of the transaction. On completion, Toreador stockholders will own 25% and ZaZa equity holders will own 75% of the combined company.

The new company will be named ZaZa Energy Corporation. Stockholders will own a diversified resource focused E&P company and will be able to participate in the value creation potential of the company’s producing and development properties.

Specifically, this transaction combines acreage in the Eagle Ford core with drilling already underway, the Eagle Ford and the Woodbine areas or the Eaglebine as it’s commonly called with drilling expected to begin by the first quarter of 2012. It also includes the Paris basin with currently producing assets, conventional exploration assets and the Liassic resource where we plan to start with our JV partner our Phase I six well program by the end of the year

ZaZa and Toreador have separate joint ventures in the Eagle Ford core and the Paris Basin respectively which provide a capital carry and other provisions on further exploration and development. The transaction is expected to close in the fourth quarter pending stockholder and regulatory approvals.

At closing, our stock will continue to trade on the NASDAQ but under the new ticker symbol ZAZA or ZaZa and the current TRGL ticker will cease to trade. Our headquarters will be in Houston with offices in Paris and Corpus Christi, Texas.

Under the terms of the agreement, Toreador stockholders will receive 25.4 million newco shares and ZaZa equity holders will receive 76.2 million shares and a $50 million notes and/or cash. ZaZa is contributing 123,000 gross acres in Eagle Ford and 70,000 gross acres in Eaglebine to Toreador’s 1 million gross acres in the Paris Basin.

There’ll be 101.6 million total shares outstanding at closing. There will be no long-term legacy debt of ZaZa and the capital programs in the Eagle Ford and the Paris Basins through 2013 will be funded under the provisions of the joint ventures and the Eaglebine and the Paris Basin development programs will be self-funded.

Slide six is self-explanatory but let me just point out what the carry includes which is funds to make further acquisitions, acreage bonuses and a full carry of approximately 200 wells and partial G&A reimbursement. ZaZa is in active discussions with possible JV partners to accelerate the development of the Eaglebine and in Paris we have two wholly-owned producing concessions with approximately 880 barrels of oil per day and 9.1 million barrels of oil 2P reserves. Workovers and two infield projects have been identified as well as 40 million barrels of exploration prospects. We have a total of 1 million gross acres awarded and pending with a minimum 50% working interest.

Looking at recent transactions in the Eagle Ford, you can see there has been a lot of investment over the past year and a half. The price paid per acre has steadily increased from $4000 per acre in January 2010 to $22,000 paid in June this year.

On slide eight you can see a clear breakout of the implied valuation for our analysis of the Eagle Ford. The key takeaway from this slide is the implied cost per acre which is about $4000. Our transaction is represented by the blue circle on the right-hand side of this graph and illustrates the very attractive price at which we will be entering into the Eagle Ford.

Turning to slide 10, let’s now look at how we will implement our drilling programs across the acreage positions. ZaZa currently operates three rigs in the Eagle Ford core with plans to expand to 12 rigs by 2013.

They have drilled 14 wells to date and six wells are producing. Total number of wells expected by year-end 2011 is 30. Year-end 2012 is 100 and year-end 2013 is 150. So, a total of 280 wells will have been drilled by the end of 2013.

In the Eaglebine we anticipate a one rig program by early 2012. The program has nine targeted horizons.

In addition, we anticipate a one rig program in the Paris Basin conventional exploration by late 2011 and we have 40 million barrels of identified targets. Finally, we expect to have one rig running by year-end 2011 in the Paris Basin Liassic operated by our joint venture partner. We planned to commence our six well program which does not involve hydraulic fracking.

On slide 11, you can see our assumptions over the next four years. This is based on known quantities such as the Eagle Ford and the Paris Basin conventional and the potential of the expiration in the Paris Basin Liassic. As you can see, that percentage increased year on year is significant. In 2011 production from our conventional operations in the Paris Basin and drilling in Eagle Ford core will be about 1100 BOE per day, barrels of oil equivalent per day. Our expected net production by year-end 2013 will be well over 5000 BOE per day.

In May, at the Toreador AGM, I presented our strategy of accelerating future growth potential. That is what this deal is all about.

Slide 14, this slide depicts the oil and gas windows as well as the stratigraphy in the Eagle Ford trend. The expected recovery is approximately 21 TCF of gas and 3.4 billion barrels of oil. Eagle Ford clearly is a tremendous opportunity.

I have already discussed ZaZa’s Eagle Ford JV and this slide is just for the record. ZaZa and its JV partner are currently operating three drilling rigs in the Eagle Ford core.

14 wells have been drilled already with five wells in the process of being drilled and six wells have been completed and are on production. We plan to drill and complete 24 wells during 2011 and 280 wells as I already mentioned over the next three years.

Slide 18 details the expected ultimate recovery of each well and the oil window and the gas condensate window. The data is based on industry data from the basin and our initial well results.

Let’s now discuss ZaZa’s standalone territory known as the Eagle Ford Eastern Expansion or Eaglebine that’s in the same trend. ZaZa currently holds over 70,000 net acres and plans to expand its position to over 100,000 net acres over the next 12 months.

We are targeting nine drilling horizons — nine geologic horizons and plan to drill the first well by the first quarter 2012. At this time, I’d like to give you an update on Toreador and our operations, our existing operations.

As I mentioned earlier, we expect that stockholders will recognize the long-term benefits of the successful development in the Paris Basin where we anticipate that production will increase over time. Slide 22 portrays our significant acreage position in the basin. The areas that are highlighted in yellow show the acreage that we have and the tan color represents the acreage we have applied for.

Our Paris Basin conventional prospects include two mature conventional oil fields that have historically produced 34.1 million barrels of oil. Our existing production is 880 barrels of oil per day and we have proven our 1P reserves of 5.5 million barrels.

We have access to existing infrastructure and to end markets within the Paris Basin itself. We have a steady production base and in addition, we currently have over 15 identified exploration conventional prospects targeting traditional reservoirs across the acreage.

The chart on slide 24 shows the gross unrisked mean production profiles and barrels of oil per day of our top 15 prospects over the next 15 years. I would like to emphasize again that this is an underexplored basin where activity levels have been low for over 20 years.

Now let’s turn to the Liassic play. We are bullish on the Paris Basin resource and here’s why.

In the context of all the resource plays in Europe, as you can see in this graph, the Paris Basin stands out as the largest. Slide 27 summarizes the JV terms in the Paris Basin.

The headline is that there’s up to $265 million of total value associated with the deal. Our objectives over the next three years will be to execute, expand and consolidate.

We will achieve these goals by exercising financial discipline, implementing our strong technical skills and identifying companies with which to partner. By 2013, we should have all our development drilling programs underway and we will look to optimize our portfolio and pursue external growth opportunities where value can be created further.

To wrap things up, this transaction provides us with a tremendous portfolio of assets and combined acreage of 430,000 acres and two highly promising resource plays. We will enter the Eagle Ford core which will provide immediate and sustainable growth production in addition to our existing production in the Paris Basin. There will be significant potential in the Eaglebine resource play and the Paris Basin Liassic.

The new Company will bring together skilled and complementary teams experienced in asset development and value creative operations. The combination of Toreador and ZaZa will accelerate our strategy to deliver growth to all of our stakeholders. We’re truly excited to announce this transformative transaction and to create a leading international investment opportunity.

I would now like to open the lines and invite any questions from the investor community.

QUESTION AND ANSWER

Operator

(Operator Instructions) Scott Hanold, RBC Capital Markets.

Scott Hanold - RBC Capital Markets - Analyst

Congratulations. Definitely you sort of talked about bigger things yesterday and you came through.

Craig McKenzie - Toreador Resources Corporation - President and CEO

Yes, sorry, I’m just trying to increase the volume on this phone. I’m having a little bit of a hard time hearing you and if it’s on your end, if you don’t mind, Scott, if you could speak up?

Scott Hanold - RBC Capital Markets - Analyst

Yes, I will try, no worries. So in looking at this transaction, first question, it looks like ZaZa receives $50 million in notes or cash. What are the plans with that at this point?

Craig McKenzie - Toreador Resources Corporation - President and CEO

Well, the total consideration for the transaction is effectively upfront cashless. So we’re using shares and promissory notes. Depending on cash available at the time of closing, that may be converted into cash.

Scott Hanold - RBC Capital Markets - Analyst

Okay, understood. So the way I’m reading it through, if you have cash, you’ll give them cash. If not, it will be a note that will be on the new ZaZa balance sheet. Is that right?

Craig McKenzie - Toreador Resources Corporation - President and CEO

Yes, it would just be a long-term debt note (multiple speakers) $50 million.

Scott Hanold - RBC Capital Markets - Analyst

And you know, it to me is pretty clear that for you all, it definitely provides you sort of more stability within your asset base relative to having some ability to actually grow your production and try to see what happens with Paris. For ZaZa, I guess — and I’m not sure if you can speak for them or if they want to chime in — kind of what is in it for ZaZa? Is it the sort of cash to accelerate further acreage acquisitions in development? Or can you kind of give us a flavor from the ZaZa perspective?

Craig McKenzie - Toreador Resources Corporation - President and CEO

Well, I think it’s just a beautiful marriage because what it does for us is it just brings forward our future growth potential. So from the Toreador perspective, everyone would know that we have gone through some regulatory uncertainty this year, but the oil hasn’t changed.

The basin potential hasn’t changed. It may be a little bit further delayed from we thought this time last year, but it remains a fact or at least our technical conclusion that the basin is tremendous and has tremendous resource potential.

And what we sought to do as a result of this deal is bring that value forward. So in effect, with the combined portfolios, we have just a steady incline.

If you want to look at the Toreador standalone portfolio, it could be characterized more like a hockey stick I guess as it’s sometimes commonly referred to. Whereas now it just has a steady incline beginning with day one after the transaction.

So there’s tremendous upside on our conventional exploration. Also our 100% wholly-owned production concessions also have identified projects.

And from the ZaZa perspective, this simply provides — this deal provides them with access to this sort of upside but they’re giving up something here as well. They’re giving up what they’ve created which is a truly tremendous business in its own right in the Eagle Ford core.

We were a first mover in the Paris Basin, they were a first mover in the Eagle Ford core. And now they’re extending the trend to the northeast. So I think — put it all together, I think it’s tremendous exposure to effectively two pure plays.

Scott Hanold - RBC Capital Markets - Analyst

Okay, good, and when you look at sort of the asset base of ZaZa, so they have 12,300 net acres and 123,000 gross I guess what you would call the core of the Eagle Ford that is — and it sounds like that’s operated by Hess. Is that correct?

Craig McKenzie - Toreador Resources Corporation - President and CEO

I would like to take this moment to just emphasize what they have built is 123,000 gross acres as you just stated. So the land capability that they have created in-house is tremendous.

And so they have built up the large acreage position and as of now, they’re still operator of record. I think — well I know the terms of the JV are that ultimately that operatorship will be handed over.

Scott Hanold - RBC Capital Markets - Analyst

Okay, got it. And then — so then the acreage that is more in the northeast portion of I guess the trend which obviously sounds pretty prospective for this Eaglebine, it sounds like that stuff is in perspective as well for the Eagle Ford as well. So when you look at your sort of net acreage, you kind of think of your Eagle Ford acreage as 83,000 net acres and then you’ve got obviously the option on the Eaglebine as well. Is that how you all are looking at?

Craig McKenzie - Toreador Resources Corporation - President and CEO

Yes, well, the Eaglebine is 70,000 acres. So it’s held at 100%.

And the outlook from our perspective is this is just where the Eagle Ford exploitation is headed. And so once again in a first mover fashion, ZaZa has been able to get out ahead of the pack and secure very prime acreage.

Scott Hanold - RBC Capital Markets - Analyst

Okay, but is that 70,000 — so it’s prospective for both the Eagle Ford and as well as the as the Eaglebine.  I guess my question is has there been some Eagle Ford wells drilled on that acreage that you all call the Eaglebine?

Craig McKenzie - Toreador Resources Corporation - President and CEO

Yes, there is history in the area and you can look at the one transaction in the area for a comp.

Scott Hanold - RBC Capital Markets - Analyst

Okay, understood. And then it sounds like ZaZa has got some technical obviously drilling capabilities here. So they are actively I guess the driller of record already in the Eagle Ford core, and it sounds like as far as the Eaglebine — is the plan for you all to find a partner as you said that would take over operatorship? Or is that something that you definitely would want to control?

Craig McKenzie - Toreador Resources Corporation - President and CEO

So, Scott, I’ll answer this question and then let some of the others have a chance to pose more questions. But they have a tremendous operating capability.

They have tremendous drilling and completions and operations know-how and they are the ones that are operating now and have built this business. They will continue, we will continue to deploy these capabilities as operator in the Eaglebine area full stop.

Operator

(Operator Instructions) Michael Bodino, Global Hunter Securities.

Michael Bodino - Global Hunter Securities, LLC - Analyst

Congratulations, guys. A couple quick questions.

I noted that from the Texas filing, a lot of the acreage sits in LaSalle and Gonzales counties. Can you give us a breakdown of kind of where the core acreage is in the Eagle Ford and whether you can give us any clarity on where the Eaglebine prospective acreage is?

Craig McKenzie - Toreador Resources Corporation - President and CEO

Michael, I won’t get into that much detail on this call because just in the interest of trying to move things on. But it’s in the core.

It’s right in the middle and it spans both the oil and the gas condensate windows. So it’s very competitive and it’s also got a nice footprint, a good pattern, it’s contiguous.

Michael Bodino - Global Hunter Securities, LLC - Analyst

Fair enough. Last question relative to ZaZa.

I noticed that they had through previous press releases some operations in other areas, maybe in the Bakken County, maybe in the Southern Louisiana, maybe I’m getting confused with somebody else. But is any of that going with this transaction?

Craig McKenzie - Toreador Resources Corporation - President and CEO

Yes, all the acreage they have is going with the transaction. So, you can look for more details on the ZaZa Energy website.

Also we’ve created a deal website with more detail. So you can look at the bottom of the press release and look at those links.

And also, Michael, just — we can follow up in great detail in a separate phone call and we can work through the entire portfolio for you. But, yes, the whole portfolio is coming over.

Michael Bodino - Global Hunter Securities, LLC - Analyst

Very good. Thank you very much. Congratulations.

Operator

Robert Kecseg, Las Colinas Capital Management.

Robert Kecseg - Las Colinas Capital Management - Analyst

I was just wondering about the pro forma balance sheet. Did I understand it right that there isn’t any debt on the post-merger company?

Craig McKenzie - Toreador Resources Corporation - President and CEO

They have working capital just like we do, but there’s no long-term debt. They built up their business the old-fashioned way, off their backs. So there’s no private equity concerns involved or any long-term debt bank funding.

Robert Kecseg - Las Colinas Capital Management - Analyst

So what happens to the current Toreador convertibles?

Scott Hanold - RBC Capital Markets - Analyst

The current $31.6 million convertible notes will carry through.

Robert Kecseg - Las Colinas Capital Management - Analyst

Great, and you said I guess upon closing we’ll get the 8-K then?

Craig McKenzie - Toreador Resources Corporation - President and CEO

Yes.

Operator

(Operator Instructions) Errol Bole, Cole Capital.

Errol Bole - Cole Capital Management - Analyst

Question number one and two is what are your CapEx plans to clarify for 2012 and 2013? And how do you hope to finance it? And just finally, what sort of EUR per well were you hoping to achieve?

Craig McKenzie - Toreador Resources Corporation - President and CEO

Okay, so we will provide more details for the 2012 plans here in the coming months because this is the budget season in which we will finalize it for not just the individual components but for the whole Company.

But that said, as I covered in my presentation, we will be drilling a number of wells in 2012 that will be provided for under the joint venture. So the number — the well count in 2012 is 100 wells and the average cost of these wells call it $8 million, and so that will be provided under growth — under the joint venture terms. With respect to the Eaglebine, we will have a one rig program and it will be in terms of the pace, will depend upon our early well results.

So all of — except for the Eaglebine, the Eagle Ford will be mostly carry. And so in the Paris Basin side, we have a well that we plan to redrill within the producing concession. That will be funded 100% and that is in a EUR1 million range cost.

The conventional exploration wells will be subject to our joint venture terms and that is going to still be determined in terms of how we share the cost of that with our joint venture partner Hess. And it will — those discussions are ongoing. With respect to the six well Phase I program in the Liassic. Those costs will be carried by our joint venture partner Hess as well. Thank you. In terms of the EUR, sorry, I did cover that in the presentation and you can look to our EUR curves and we provided a table in the slide and those slides are available in the deal website.

Errol Bole - Cole Capital Management - Analyst

And just — so I need to clarify. Hess is paying what portion of the CapEx spend in the next two or three years on the ZaZa joint venture?

Craig McKenzie - Toreador Resources Corporation - President and CEO

So they are carrying under the terms for the 100 well count that I gave you. So they are carrying those costs. I won’t try to give you an exact number because I don’t have it in my head yet.

Operator

Joel Musante, C.K. Cooper & Co.

Joel Musante - C.K. Cooper & Co. - Analyst

Good job on the transaction. I just had — most of my questions have gotten answered and I will probably have to follow up later as I work through the details. But just what’s the cross-section of the investor base look like from ZaZa’s side?

Craig McKenzie - Toreador Resources Corporation - President and CEO

Well, you’re calling it an investor base. It’s just a (multiple speakers)

Joel Musante - C.K. Cooper & Co. - Analyst

Pardon me, partner.

Craig McKenzie - Toreador Resources Corporation - President and CEO

It’s a privately held LLC and so it’s owned by the owners.

Joel Musante - C.K. Cooper & Co. - Analyst

Okay, so it’s not any limited partners or —?

Craig McKenzie - Toreador Resources Corporation - President and CEO

No, it’s owned by the three owners..

Operator

Marc McCarthy, Wexford Capital.

Marc McCarthy - Wexford Capital - Analyst

So I was looking back at — you made clear back in — what was it? May that you were going to consider external options, that you were out there, going to seek a deal of some shape and form. I guess I was under the impression when you mentioned that it was must complement the existing business and it must be accretive that it would have been something within your existing geography as opposed to coming to the US.

So I was curious as to — in this presentation I would have expected a little bit more emphasis as to how you perceive this to be the word accretive. And then the second thing is the detail — I mean this is essentially a reverse merger — the details about ZaZa seem to be pretty limited.

Can you identify — so is Hess the JV partner? And how is the $50 million of note or cash going to be raised? Do you envision having to do a public offering at the time of close or is there something else that you are thinking about?

Craig McKenzie - Toreador Resources Corporation - President and CEO

Hey, Marc, I will try and handle all of these. First your question to geography, what we are doing with this transaction is remaining focused. There’s no magic into having a nearby geography.

It really depends on the potential. And the Eagle Ford is absolutely one of the hottest plays in the United States and it speaks for itself.

So rather than give you let’s say a nearby geography in Europe, say Germany or something, that might be embryonic in its own right, what I’m providing — what we are providing here is something that is very mainstream and very defensible in terms of being very strategic and it’s really just creating company with two complementary pure plays. And yes, their JV partner is Hess. Our JV partner is Hess.

It’s a pretty simple arrangement. And so in terms of the types of rock we’re dealing with, in terms of the technology that we would employ, it’s absolutely the same. And so it’s a tremendous compliment to bring our geoscience led team and their completion and their operations team led, or led team, bring them together and create just a tremendous compliment and operating capability.

In terms of the $50 million, it’s a promissory note. We have — this is not — we have no plans of having an IPO. This deal is a reverse merger as you acknowledged and it will simply combine the two companies together and it is cashless.

Operator

Dan Herbert, Delta Partners.

Dan Herbert - Delta Partners - Analyst

In your release, I think you said near-term expectations is to expand the 123,000 gross acres to 160,000 acres. Can you give a little more color on that?

And what gives you confidence you can do that? And also is that going to be at a market price or is that based on some agreements that were already in place? Because obviously if it’s a market price, the value creation is very different than if it’s something else. I’m talking about the Eagle Ford acreage.

Craig McKenzie - Toreador Resources Corporation - President and CEO

Right, I see that, Dan, thank you. So to your question, all you have to do is look at recent history. These owners of ZaZa have created 123,000 acres in a short amount of time.

That’s right in the middle of the core and at very competitive prices. At points in time I’m sure based on their first mover advantage, they have been below market. That will not be interrupted going forward.

The capability is tremendous. They have over 70 land men or land persons focused on acquisitions of land and we will continue to employ them as a tremendous in-house capability. I have no doubt that it will be done in an expeditious and cost-efficient manner.

Dan Herbert - Delta Partners - Analyst

Okay, but it still didn’t sort of clarify — I’m assuming that the original 123,000 was at an extremely attractive price relative to today’s pricing. And what I’m trying to understand, is there anything about this additional 37,000 that you have identified that could also bring it in at attractive pricing relative to today’s pricing?

Craig McKenzie - Toreador Resources Corporation - President and CEO

So one thing I would like to just again emphasize, under the terms of the joint venture, the acreage acquisition is carried and this acreage will be — there are many options on acreage already identified that are effectively priced. We have no intention of going out and paying top dollar for acreage.

We have too many in-house skills to do that. We’re continuing to be prudent just as ZaZa has been over the last two years. Thank you.

Operator

James Olsten, [Bedelia Energy].

James Olsten - Bedelia Energy - Analyst

Good afternoon and congratulations on the deal. It’s great to see you moving on with what’s happened in France. My question relates really to whether you expect any movements in the position with regards to the frac ban in France before the next presidential election.

Craig McKenzie - Toreador Resources Corporation - President and CEO

So to recap where we are in France, there’s a new law in place that has removed the uncertainty associated with the use of hydraulic fracking as a stimulation technique primarily around shales. So that law is in place and it forbids the use of hydraulic fracking and it is the law.

In terms of going forward, we will certainly work within all regulatory restrictions in full compliance with the law and we think that there’s tremendous potential to be gained in the conventional that does not require the use of hydraulic fracking. And also within Phase I of the Liassic drilling, fracking is not included in that.

And so to answer your question more directly, it will be reviewed in one year. Under the terms of the law, they will form a special oversight committee and they will themselves, the government or the Parliament rather, will review the law in one year.

The national elections are next May/June of 2012 and no doubt those elections will have some bearing on this. But we think there’s just tremendous potential on the Basin and ultimately there will be tremendous economic opportunities for the resource — I mean for all stakeholders, sorry.

Operator

Scott Hanold, RBC Capital Markets.

Scott Hanold - RBC Capital Markets - Analyst

I’ve got a quick follow-up, guys. Can you talk a little bit about the technical staff that ZaZa brings with it? As you look forward, Craig, with your combined team now, do you anticipate that your French team and your I guess more US-based team are going to kind of work kind of in an integrated effort in sort of developing some of your joint resource bases now?

Craig McKenzie - Toreador Resources Corporation - President and CEO

So the first part of your question, I would like to invite John Hearn to actually speak about the teams they have created. It’s tremendous and I wouldn’t do it service.

I have met many of them. They are tremendous individuals in their own right and collectively they have created a powerhouse capability in operations. I will let John speak directly.

John Hearn - ZaZa Energy - Co-Founder and Managing Partner, Geosciences

Yes, good afternoon. On our technical team, we have put together four gentlemen — John Richards who is our operations manager and we hired him from EnCana, and he was running the Haynesville program for EnCana. And at that time he was running 26 rigs.

The land manager is Randy Parsley. His background is Texaco and Aspect Abundant. We have Kevin Schepel who came from Pioneer Resources. He was their VP of exploration and production. And all the details are on the website at zazaenergy.com.

Scott Hanold - RBC Capital Markets - Analyst

Excellent, it sounds like you’ve got a pretty good team there with some good — pretty deep level of experience. And then I guess to the next part of that question, Craig, would your sort of teams then in the US and France be kind of working jointly together back-and-forth or I mean generally are they going to be kind of more focused on their respective assets base?

Craig McKenzie - Toreador Resources Corporation - President and CEO

This is the classic form of synergy when you bring two companies together. Our skills are highly complementary.

The geoscience arm of ZaZa is superb in addition to the operation skills that we have been talking about. And Toreador has a tremendous geoscience capability that basically put the Paris Basin on the map.

So one synergy here is they’re going to bring — ZaZa is going to bring Permian Basin West Texas know-how to the Paris Basin. There’s a lot of similarities.

If you fly over the Paris Basin, you will see pump jacks all over the place and it just looks the same. In terms of the type of operation, it’s very complementary.

We’re going to cross-pollinate these teams such that we are boosting different perspectives on both sides of the Atlantic. I think it will be just a tremendous opportunity for — not only for shareholders to benefit from what we’re doing here, but also in-house I think we’re all going to have a lot of fun.

Operator

We have no further questions.

Craig McKenzie - Toreador Resources Corporation - President and CEO

Okay, so thank you, Crystal, and thank you all for your attendance today. I appreciate it.

I know we’ve covered a lot of ground and I am thankful that I still have some voice left. But in the coming days, I’m sure I’ll be following up with many of you and also more and more details will come out on this deal certainly in a couple of weeks when we file our proxy. We will have all the details in full disclosure.

I think it’s a tremendous opportunity for shareholders — for all stakeholders in that matter in that we will be able to bring forward value and growth and also retain future growth optionality. So with that, thank you very much for your time and I’ll speak to you soon. Bye for now.

Operator

Ladies and gentlemen, that concludes today’s conference. Thank you for your participation. You may disconnect and have a great day.

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Forward Looking Statements

All statements other than statements of historical facts included in this presentation, including, without limitation, statements containing the words “believes,” “anticipates,” “intends,” “expects,” “assumes,” “trends” and similar expressions, constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based upon the Company’s current plans, expectations and projections. However, such statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These factors include, among others, certain risks and uncertainties inherent in petroleum exploration, development and production, including, but not limited to, our need and ability to raise additional capital; our ability to maintain or renew our existing exploration permits or exploitation concessions or obtain new ones; our ability to execute our business strategy; our ability to replace reserves; the loss of the purchaser of our oil production; results of our hedging activities; the loss of senior management or key employees; political, legal and economic risks associated with having international operations; disruptions in production and exploration activities in the Paris Basin; indemnities granted by us in connection with dispositions of our assets; results of legal proceedings; assessing and integrating acquisition prospects; declines in prices for crude oil; our ability to obtain equipment and personnel; extensive regulation to which we are subject; terrorist activities; our success in development, exploitation and exploration activities; reserves estimates turning out to be inaccurate; differences between the present value and market value of our reserves and other risks and uncertainties described in the company’s filings with the U.S. Securities and Exchange Commission (“SEC”). Any one or more of these factors or others could cause actual results to differ materially from those expressed in any forward-looking statement. All written and oral forward-looking statements attributable to Toreador or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements disclosed herein. The historical results achieved by Toreador are not necessarily indicative of its future prospects. Toreador undertakes no obligation to publicly update or revise any forward looking-statements, whether as a result of new information, future events or otherwise.

Important Information

ZaZa Energy Corporation, the new company that will be established in connection with the proposed transaction, will file a registration statement and Toreador Resources Corporation will file a proxy statement with the Securities and Exchange Commission (the “SEC”).  Investors are urged to read the registration statement and proxy statement (including all amendments and supplements to it)  when they become available because they will contain important information.  Investors may obtain free copies of the registration statement and proxy statement when it becomes available, as well as other filings containing information about Toreador Resources Corporation and ZaZa Energy Corporation, without charge, at the SEC’s Internet site (www.sec.gov). These documents may also be obtained for free from Toreador’s Investor Relations web site (www.toreador.net) or by directing a request to Toreador at Toreador at: Investor Relations, Toreador Resources Corporation, c/o Toreador Holding SAS, 5 rue Scribe, Paris France, 75009.